NO ACT

PE
1-31-14

14005631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 14 2014

Washington, DC 20549

March 14, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-14-14

Jay B. Stephens
Raytheon Corporation
jay_b_stephens@raytheon.com

Re: Raytheon Corporation
Incoming letter dated January 31, 2014

Dear Mr. Stephens:

This is in response to your letter dated January 31, 2014 concerning the shareholder proposal submitted to Raytheon by John Chevedden. We also have received a letter from the proponent dated February 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 14, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Corporation
Incoming letter dated January 31, 2014

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Raytheon seeking approval of an amendment to Raytheon's certificate of incorporation and bylaws. You also represent that the proposal conflicts with Raytheon's proposal. You indicate that inclusion of both proposals would present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Raytheon Company (RTN)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 3, 2014 no action request.

In an attempt to avoid this proposal the company claims it will adopt an incomplete and impracticable proposal regarding written consent.

The company proposal has absolutely no deadline for management to advise the whopping 25% of shareholders needed – who go to all the expense and hassle to merely submit the mandatory request for a record date to then get in line to submit their written consents – on whether they have indeed met the 25% minimum ownership requirement.

There is absolutely nothing in the no action request on any possible provisions to make it more practicable for shareholders to use written consent. There is only text to bolster management defenses against the use of written consent. The purported company proposal should be titled: Erect Management Barriers to the Shareholder Use of Written Consent

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Jay B. Stephens <Jay_B_Stephens@raytheon.com>

[RTN: Rule 14a-8 Proposal, December 10, 2013]
Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal empowers shareholders by giving shareholders the ability to effect change without being forced to wait until the annual meeting. Shareholders could replace a director who received our highest negative votes such as Linda Gillespie Stuntz, by using action by written consent. Shareholder action by written consent could save our company the cost of holding a shareholder meeting between annual meetings.

This proposal should also be more favorably evaluated due to our company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated Raytheon D in executive pay – $19 million for William Swanson. GMI was also concerned that Raytheon did not disclose specific performance objectives for Mr. Swanson. And RTN could give long-term incentive pay to Mr. Swanson for below-median performance. Plus there was the potential for excessive golden parachutes. In regard to our directors, Linda Gillespie Stuntz, received our highest negative votes – 19% negative and yet was still on our audit and nomination committees.

Raytheon, rated D by GMI for environmental concerns, was flagged for its limited efforts in the use of alternative energy sources – an increasingly important factor in improving a company's ability to reduce its future environmental impacts and control future costs. GMI said RTN had forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to our company's own history. Raytheon was rated as having Very Aggressive Accounting & Governance Risk – indicating higher accounting and governance risk than 97% of companies.

GMI said other limits on shareholder rights included:
• Our board's unilateral ability to amend the company's bylaws without shareholder approval
• Constituency provisions that may be invoked to deter tender offers regarded as hostile by management
• Lack of fair price provisions to help insure that all shareholders are treated fairly
• Limits on the right of shareholders to convene a special or emergency general meeting

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Raytheon

Jay B. Stephens
Senior Vice President,
General Counsel and Secretary
781.522.5096
781.522.6471 fax
jay_b_stephens@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

January 31, 2014

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Corporation
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Raytheon Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Shareholder Proposal") and statements in support thereof (the "Supporting Statement") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states in relevant part:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A copy of the Shareholder Proposal, as well as related correspondence from the Proponent and the Company, is attached to this letter as Exhibit A.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to Dana_Ng@raytheon.com on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Dana_Ng@raytheon.com, and to John Chevedden, the Proponent, at FISMA & OMB Memorandum M-07-16 ***

BASIS FOR EXCLUSION

We believe that the Shareholder Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9), because it directly conflicts with a proposal to be submitted by the Company at its 2014 Annual Meeting of Shareholders.

ANALYSIS

The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2014 Annual Meeting of Shareholders.

The Company believes that the Shareholder Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(9) because it will directly conflict with a proposal to be submitted at the 2014 Annual Meeting of Shareholders by the Company and included in the 2014 Proxy Materials.

Currently, neither the Company's Restated Certificate of Incorporation (the "Charter") nor its By-laws (the "By-laws") permit shareholders to take action without a meeting.

On January 22, 2014, the Company's Board of Directors (the "Board") adopted a resolution approving, subject to shareholder approval, an amendment to the Charter (the "Charter Amendment") and a related amendment to the By-Laws (which would be effective upon effectiveness of the Charter Amendment) to allow shareholders to take action by written consent of the holders of outstanding common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted (the "Company Proposal"). If the Company Proposal is approved by a majority vote of the shareholders at the 2014 Annual Meeting, the Charter will be amended to provide that (i) shareholders holding at least 25% of the voting power of the outstanding capital stock entitled to vote on the relevant action will have the right to request that the Board set a record date for determining shareholders entitled to express written consent on the relevant action, and (ii) once such record date is set and the procedures for shareholder action by written consent that are provided for in the Charter (as amended) and By-Laws (as amended) are satisfied, shareholders will be able to act by written consent with the same approval threshold as if the action were taken at a shareholder meeting.

The Company Proposal and the Shareholder Proposal would present alternative and conflicting decisions for shareholders relating to actions by written consent because they contain different minimum ownership thresholds (in effect) and procedures for shareholders to act by written consent. In particular:

- The Company Proposal requires a 25% minimum ownership threshold for shareholders to request a record date for the action (consistent with the Company's 25% threshold for shareholders to call a special meeting) and sets forth other procedures for shareholder action by written consent.

- The Shareholder Proposal does not specify an ownership threshold for setting a record date nor does it specify any procedural requirements for shareholder action by written consent.

As noted above, the Company Proposal contains certain procedural requirements relating to stockholder action by written consent, which are absent from the Shareholder Proposal, including:

- a requirement that consents must be solicited from all shareholders, so that all shareholders have a right to consider the proposed action;

- a restriction on the solicitation of written consents if (a) the consent solicitation overlaps with the solicitation of proxies for the Company's annual meeting for which the shareholders could have submitted a shareholder proposal, (b) a meeting of shareholders that included a substantially similar item was held up to 120 days prior to the date the request to set a record date for written consents is received by the Company, or (c) a substantially similar item will be included the Company's notice of a shareholders meeting to be called within 40 days of the date the request to set a record date for written consents is received by the Company;

- a prohibition on delivering written consents until 60 days after the delivery of a valid request to set a record date; and

- time limits requiring sufficient consents to be received within 60 days of the date of the earliest consent and in no event later than 120 days after the record date.

The Company believes that these procedural requirements are necessary to strike the appropriate balance between enhancing the rights of shareholders and ensuring that the consent process is fair, transparent and inclusive of all shareholders.

The Shareholder Proposal conflicts with the Company Proposal because it does not include any minimum ownership threshold or any of the foregoing procedures. It calls for the Board to allow shareholders "the fullest power to act by written consent in accordance with applicable law," but applicable law would permit action by written consent without any minimum threshold or any of the foregoing procedural requirements.

The Staff has permitted exclusion of a shareholder proposal under Rule 14a-8(i)(9) where the shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, and submitting both matters for shareholder vote could produce inconsistent and ambiguous results. Furthermore, it appears that the Staff has consistently permitted exclusion in the context of alternative and conflicting written consent proposals. *Equinix, Inc.* (avail. Mar. 7, 2013) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would allow shareholders holding at least 25% of the voting power to initiate a right to act by written consent); *JPMorgan Chase & Co.* (avail. Feb. 28, 2013) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would allow shareholders holding at least 20% of the voting power to initiate a right to act by written consent); *EMC Corporation* (avail. Jan. 28, 2013) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would allow shareholders holding at least 25% of the voting power to initiate a right to act by written consent); *Staples, Inc.* (avail. Mar. 16, 2012) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders that give advance notice of their intention to act by written consent with the right to initiate an action by written consent); *The Allstate Corporation* (avail. Mar. 5, 2012) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders holding at least 10% voting power with the right to initiate an action by written consent); *Altera Corporation* (avail. Feb. 1, 2012) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders holding at least 20% voting power with the right to initiate an action by written consent); *CVS Caremark Corporation* (avail. Jan. 20, 2012) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders holding at least 25% voting power with the right to initiate an action by written consent); *The Home Depot, Inc.* (avail. Mar. 29, 2011) (concurring in the exclusion of a shareholder proposal regarding a right to act by written consent when the company planned to submit a proposal that would provide shareholders holding at least 25% voting power with the right to initiate an action by written consent). In addition, the Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *Exchange Act Release No. 34-40018 (May 21, 1998).*

Because of the direct conflict between the Company Proposal and the Shareholder Proposal in terms of the threshold percentage of share ownership to initiate an action by written consent and the procedural requirements summarized above, inclusion of both proposals in the 2014 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, the Shareholder Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call us at 781-522-3021.

Sincerely,

J.B. Stephens

Jay B. Stephens
Sr. Vice President, General Counsel and Corporate Secretary

cc: John Chevedden FISMA & OMB Memorandum M-07-16 ***
Dana Ng, Senior Counsel, Corporate Transactions and Governance, Raytheon
Michael P. O'Brien, Bingham McCutchen LLP

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3031
FX: 781-860-2172

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 11, 2013
Date

cc: Jay B. Stephens <Jay_B_Stephens@raytheon.com>
Corporate Secretary
PH: 781-522-3037
FX: 781-522-3332
James G Marchetti <James_G_Marchetti@raytheon.com>
Janet M. Higgins <Janet_M_Higgins@raytheon.com>

[RTN: Rule 14a-8 Proposal, December 10, 2013]
Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal empowers shareholders by giving shareholders the ability to effect change without being forced to wait until the annual meeting. Shareholders could replace a director who received our highest negative votes such as Linda Gillespie Stuntz, by using action by written consent. Shareholder action by written consent could save our company the cost of holding a shareholder meeting between annual meetings.

This proposal should also be more favorably evaluated due to our company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated Raytheon D in executive pay – $19 million for William Swanson. GMI was also concerned that Raytheon did not disclose specific performance objectives for Mr. Swanson. And RTN could give long-term incentive pay to Mr. Swanson for below-median performance. Plus there was the potential for excessive golden parachutes. In regard to our directors, Linda Gillespie Stuntz, received our highest negative votes – 19% negative and yet was still on our audit and nomination committees.

Raytheon, rated D by GMI for environmental concerns, was flagged for its limited efforts in the use of alternative energy sources – an increasingly important factor in improving a company's ability to reduce its future environmental impacts and control future costs. GMI said RTN had forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to our company's own history. Raytheon was rated as having Very Aggressive Accounting & Governance Risk – indicating higher accounting and governance risk than 97% of companies.

GMI said other limits on shareholder rights included:
• Our board's unilateral ability to amend the company's bylaws without shareholder approval
• Constituency provisions that may be invoked to deter tender offers regarded as hostile by management
• Lack of fair price provisions to help insure that all shareholders are treated fairly
• Limits on the right of shareholders to convene a special or emergency general meeting

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

HP LaserJet 400 MFP M425dn

Fax Confirmation

Dec-11-2013 12:36PM

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167	12/11/2013	12:35:14PM	Receive	*** FISMA & OMB Memorandum M-07-16 ***	1:16	3	OK

*** FISMA & OMB Memorandum M-07-16 *** PAGE 01/03

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3031
FX 781-860-2172

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 11, 2013
Date

cc: Jay B. Stephens <Jay_B_Stephens@raytheon.com>
Corporate Secretary
PH: 781-522-3037
FX: 781-522-3332
James G Marchetti <James_G_Marchetti@raytheon.com>
Janet M. Higgins <Janet_M_Higgins@raytheon.com>

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834
781.522.3332
James_g_marchetti@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

December 13, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Via Overnight Mail and E-Mail

Re: Stockholder Proposal

Dear Mr. Chevedden:

Reference is hereby made to your letter to William Swanson and the "Rule 14a-8 proposal" attached thereto relating to the right to act by written consent (the "Proposal") submitted for inclusion in Raytheon's proxy statement for the 2014 annual meeting of stockholders ("2014 Proxy Statement") which Raytheon received on December 11, 2013.

Please note that under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, you must submit evidence that you have continuously held at least $2,000 in market value, or 1%, of Raytheon's common stock for at least one year prior to the date the Proposal was submitted (the "Continuous Ownership Requirement"). In submitting the Proposal, you failed to satisfy this requirement. To meet the Continuous Ownership Requirement, you need to provide a written statement from the record holder of your securities (typically your broker or bank) verifying that, as of December 11, 2013 (the date the Proposal was submitted), you held and have held continuously for one year preceding and including December 11, 2013, at least $2,000 in market value, or 1%, of Raytheon's common stock and indicating the actual number of shares of Raytheon common stock held. A copy of Rule 14a-8 accompanies this letter as well as a copy of Staff Legal Bulleting No. 14F, which explains how you can satisfy this requirement.

Accordingly, in accordance with Rule 14a-8(f), you are hereby notified that, unless Raytheon is provided, not later than fourteen (14) days after the date you receive this letter, with appropriate written documentation proving that you meet the Continuous Ownership Requirement, Raytheon reserves the right to exclude the Proposal from its 2014 Proxy Statement.

Sincerely,

James G. Marchetti

James G. Marchetti

cc: Dana Ng, Senior Counsel, Corporate Transactions and Governance

[Copies of Rule 14a-8 and Staff Legal Bulletin 14F]

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 12-18-13	# of pages ▶
To James McRitchie	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 781-522-3332	Fax #	

December 18, 2013

John R. Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 50 shares of the Raytheon Company (CUSIP: 755111507, trading symbol: RTN), no fewer than 10 shares of the Priceline Company, Inc. (CUSIP: 741503403, trading symbol: PCLN), no fewer than 100 shares of United Continental Holdings, Inc. (CUSIP: 910047109, trading symbol: UAL), no fewer than 60 shares of the Target Corporation (CUSIP: 87612E106, trading symbol: TGT) and no fewer than 300 shares of Staples, Inc. (CUSIP: 855030102, trading symbol: SPLS) since November 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W929779-17DEC13

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Fax Confirmation

Dec-18-2013 4:30PM

Job	Date	Time	Type	Identification	Duration	Pages	Result
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12/18/2013 12:39 [illegible] PAGE 01/01

Personal Investing [illegible]

Fidelity INVESTMENTS

December 18, 2013

Post-it® Fax Note 7671	Date 12-18-13 pages
To [illegible]	From John Chevedden
Co./Dept.	Co.
Phone # *** FISMA & OMB Memorandum M-07-16 ***	Phone #
Fax # [illegible]	Fax #

John R. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 50 shares of the Raytheon Company (CUSIP: 755111507, trading symbol: RTN), no fewer than 10 shares of the Priceline Company, Inc. (CUSIP: 741503403, trading symbol: PCLN), no fewer than 100 shares of United Continental Holdings, Inc. (CUSIP: 910047109, trading symbol: UAL), no fewer than 60 shares of the Target Corporation (CUSIP: 87612E106, trading symbol: TGT) and no fewer than 300 shares of Staples, Inc. (CUSIP: 855030102, trading symbol: SPLS) since November 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W939779-17DEC13